UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 27, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Marchex, Inc.

File No. 000-50658 - CF# 37099

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Marchex, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to the filings listed below.

Based on representations by Marchex, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted through
10.25	10-K	March 11, 2008	December 31, 2022
10.28	10-Q	August 6, 2010	December 31, 2022
10.37	10-Q	November 12, 2013	December 31, 2022
10.44	10-Q	November 10, 2014	December 31, 2022
10.45	10-Q	November 10, 2014	December 31, 2022
10.47	10-Q	August 10, 2015	December 31, 2022
10.48	10-Q	August 10, 2015	December 31, 2022
10.44	10-K	March 8, 2017	December 31, 2022
10.43	10-Q	May 9, 2018	December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary